Exhibit 99.2

Redwire Corporation Q4 and Full Year 2024 Earnings Call March 11, 2025

Presenters
Jeff Zeunik, Senior VP of Financial Planning & Analysis
Peter Cannito, President, CEO & Chairman
Jonathan Baliff, CFO & Director

Q&A Participants
Greg Konrad - Jefferies
Scott Buck - HC Wainwright
Brian Kinstlinger - Alliance Global Partners
Griffin Boss - B. Riley Securities
Suji Desilva - Roth Capital Partners

Operator
Greetings and welcome to the Redwire Corporation Q4 and Full Year 2024 Earnings Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require operator assistance, please press star-zero on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce Jeffrey Zeunik, SVP, Financial Planning and Analysis. Thank you. You may begin.

Jeff Zeunik
Good morning, and thank you, Daryl. Welcome to Redwire's fourth quarter and full-year 2024 earnings call. We hope that you've seen our earnings release, which we issued yesterday afternoon. It has also been posted in the Investor Relations section of our website at Redwirespace.com.

Let me remind everyone that during the call, Redwire management may make forward-looking statements that reflect our beliefs, expectations, intentions, or predictions of the future. Our forward-looking statements are subject to risks and uncertainties that are described in more detail on slide three. Additionally, to the extent we discuss non-GAAP measures during the call, please see slide four, our earnings release, or the investor presentation on our website for the calculation of these measures and their reconciliation to US GAAP measures.

I am Jeff Zeunik, Redwire's Senior Vice President of Financial Planning and Analysis and Investor Relations. Joining me on today's call are Peter Cannito, Redwire's Chairman and Chief Executive Officer, and Jonathan Baliff, Redwire's Chief Financial Officer. With that, I would like to turn the call over to Pete. Pete?

Peter Cannito
Thank you, Jeff. During today's call, I will outline our key accomplishments during 2024, and Jonathan will then present the financial highlights for the same period. We will then discuss our 2025 outlook, after which we will open the call for Q&A.

Please turn to slide seven.

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During 2024, Redwire effectively executed on the four key principles of our 2024 growth strategy, leading to approximately 25% revenue growth and a strong positioning for 2025.

During the year, Redwire continued to provide critical picks and shovels as a trusted supplier to some of the most remarkable missions of the year. For example, in 2024, Redwire delivered 186 sensors, including sun sensors, star trackers, and cameras to our customers.

Additionally, Redwire effectively scaled our production capabilities to meet growing demand through affordable capital investments. For example, in 2024, we increased the number of ROSA arrays under contract by 23.8% year-over-year.

Also, in order to better--in order to be better positioned for scalability and growth, Redwire effectively moved up the value chain from trusted supplier to strategic platform provider with the introduction of five spacecraft platforms across multiple orbits serving the US and international markets: SabreSat and Phantom for VLEO, Thresher and Hammerhead for LEO, and Mako for MEO/GEO.

And finally, Redwire made incredible advancements in the field of microgravity manufacturing that furthered our venture optionality strategy by launching 27 PIL-BOXes for partners including Eli Lilly, Bristol-Myers Squibb, and ExesaLibero Pharma.

Please turn to slide eight.

Taking a look at Redwire 2024 execution by the numbers, Redwire executed on programs for more than 100 customers, with greater than 85% of revenues coming from our many government and marquee customers around the world, showcasing our strong revenue diversity. In addition, Redwire announced the launch of more than 70 products and solutions on 15 launches during the year, and that doesn't include product launches that did not get announced due to customer confidentiality.

We expanded our footprint across the globe, adding three facilities, two in California and one in Poland. And as you can see in the right-hand column, our performance resulted in a robust year-over-year top line growth of 24.7% to record annual revenue of $304.1 million.

Please turn to slide nine.

Turning to our contract awards and backlog, our contract awards during the full-year 2024 were $229.8 million. Our book-to-bill ratio was 0.76 times for the year, and we ended 2024 with a backlog of $296.7 million. As we have continuously reinforced, we often see lumpy contract awards from quarter to quarter.

We continued to expand our pipeline, with an estimated $7.1 billion of identified opportunities, including approximately $4.1 billion in proposals submitted during full-year 2024. This is a result of our moving up the value chain and scaling production growth principles leading to larger bids. As you can see on the upper right-hand side of this slide, this represents a significant increase of 334.3% over the corresponding prior year period.

This growth in bids submitted throughout the year is a result of our effort to increase the average size of the individual opportunities we are pursuing. We are now bidding on individual programs in the $100 million plus award value on a more regular cadence. Of course, there is no guarantee we will win these opportunities.

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However, we now have a pipeline of bids that could result in a substantial increase in backlog if we land some of these larger opportunities. Because of the success of our transformational investments building the Redwire platform in 2024, we are now positioned to continuously pursue larger opportunities in 2025 and beyond.

Please turn to slide 10.

With that, I'd now like to turn the call over to Jonathan Baliff, Redwire's Chief Financial Officer, to discuss the financial results for the fourth quarter and full-year 2024. Jonathan?

Jonathan Baliff
Thank you, Pete. As we said before, we're on slide 10, so let's review 2024 with a focus on full-year results.

Starting with revenue, Redwire's full-year and fourth quarter performance illustrate the strong, positive growth momentum that Redwire has demonstrated during 2024 and over the past three years. Our full-year 2024 revenues reached a record $304.1 million, a 24.7% increase on a year-over-year basis. This excellent revenue growth was achieved despite having a $17.7 million net unfavorable estimate at completion, or EAC, adjustment that resulted from program replanning, which we'll discuss further.

Turning to profitability, in 2024 we recorded positive Adjusted EBITDA for three out of four quarters and positive free cash flow for two out of four quarters, including fourth quarter 2024. However, our fourth quarter Adjusted EBITDA was a negative $9.2 million, primarily due to unfavorable net EAC adjustments for the quarter.

As a result, for full-year 2024, Redwire realized an Adjusted EBITDA loss of $0.8 million. You should note that these EACs also impacted our net loss, which was additionally impacted by other one-off items that I'll talk about momentarily.

EAC adjustments are project accounting measurements most often associated with fixed-price contracts that occur when a project doesn't proceed exactly as planned. EAC adjustments result from changes in project execution, timing and costs that can either accelerate or delay recognition of revenue, and Redwire has faced both. An unfavorable EAC adjustment results in revenue being recognized in future periods while costs remain at actual levels in the present, and these adjustments then impact revenue, gross profit, net income, and Adjusted EBITDA.

But turning to our cash from operations during the fourth quarter of 2024, net cash provided by operations totaled a positive $7.1 million, and this is a sequential and significant improvement of $24.7 million over the third quarter 2024. On a full-year basis, we saw a use of cash from operations of $17.3 million, and this is despite achieving two quarters of positive Free Cash Flow during 2024. The full-year results reflect the deliberate investments we have made into organic and M&A growth, including more than $20 million in capital expenditures, internal research and development, and a variety of important corporate investments that flow through SG&A.

This includes $4.1 million of capital expenditures in the fourth quarter of 2024, our highest quarterly CapEx spend since going public. We do expect these investments to yield better revenue growth, scale, and returns on invested capital in 2025 and beyond, and we've clearly continued to demonstrate our ability to financially perform now while also making investments for growth, risk reduction, and profitability in 2025 and beyond.

Finally, our total liquidity at the end of 2024 was $64.1 million comprised of $48.7 million in available liquidity and $15.4 million in restricted cash. Subsequent to the end of 2024, in 2025 to date, our total available

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liquidity has been significantly expanded by the $65.5 million we have collected associated with the exercise and redemption of our public warrants through March 7th, 2025.

Please turn to slide 11.

In order to provide additional insight into the nature of our 2024 net loss, we have provided here are breakdown of the key drivers of the year-over-year decrease. In summary, Redwire's 2024 net loss was primarily impacted by significant nonroutine activity as shown on this slide, which bridges between '23 and '24.

Key among these were the $49.9 million increase in a loss recognized for the non-cash warrant liability fair value adjustment, also a $14.2 million increase in net unfavorable EAC impacts already discussed, a $9.8 million increase in litigation settlement and related expenses, and a $9.1 million increase in transaction expenses between '23 and '24.

Please turn to slide 12.

In summary, though not without growing pains, 2024 was a transformational year for Redwire. We enter 2025 well-positioned with robust revenue growth, demonstrated cost control, and ample liquidity.

And with that, I'd like to turn the call over to Pete to provide a discussion on our 2025 outlook.

Peter Cannito
Thank you, Jonathan.

Please turn to slide 13. Now we would like to focus on our 2025 growth strategy, which is centered around five key principles:

Providing picks and shovels, which means delivering on our strong foundation of proven products with demonstrated flight heritage that form the building blocks of space missions for our customers;

Delivering multi-domain platforms, which means executing our platform strategy by delivering highly differentiated space and airborne platforms for critical missions to include multi-domain missions;

Exploring the Moon, Mars, and beyond, which means capitalizing on our decades of experience in providing systems for space exploration and delivering on ambitious missions to the lunar surface, to Mars, and beyond;

Advancing venture optionality, which means continuing to pursue breakthrough developments on advanced technologies that could create new markets with game changing potential;

And finally, executing accretive M&A, which means continuing our proven track record of effectively creating enterprise value by acquiring technologically differentiated companies at accretive values, a key competitive advantage of Redwire which enables us to continue to rapidly scale as a public platform.

Over the next few slides, I will discuss examples of early successes to demonstrate how we're already executing against these focus areas.

Please turn to slide 14.

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Starting with providing picks and shovels, in early 2025, two lunar landers with Redwire cameras onboard headed to the moon: Firefly's Blue Ghost, which landed on the lunar surface on March 2nd, 2025, and Intuitive Machine's IM-2, which landed on the lunar surface on March 6th, 2025. Redwire's cameras provided critical data and stunning images, such as the ones shown on the right of the slide. These cameras leverage decades of flight heritage on prestigious missions, including acting as the eyes of Orion on NASA's Artemis I mission.

Please turn to slide 15.

Next, delivering multi-domain platforms. In early February, Redwire was proud to announce that it has been awarded a contract to deliver a Mako spacecraft to support Tetra-6, a US Space Force space systems command mission in geosynchronous orbit, or GEO. Tetra-6 is a follow-on contract to Tetra-5, for which Redwire is delivering two Mako spacecraft. The Mako spacecraft for both the Tetra-5 and Tetra-6 missions will be the first satellites in GEO to be refueled and demonstrate compatibility with multiple available refueling mechanisms.

Please turn to slide 16.

Moving next to exploring the Moon, Mars, and beyond, Redwire has been awarded a steady contract by the European Space Agency to conceptualize a spacecraft platform that could be delivered to Mars as part of the agency's LightShip initiative. Redwire's solution is built around an adapted version of our highly versatile small satellite platform, Hammerhead, and our proven avionics capabilities.

Redwire's European facility in Belgium has more than 40 years of space flight heritage developing spacecraft platforms and success delivering innovative technology for game changing ESA programs, including as the prime contractor for ESA's PROBA-1, PROBA-2, and PROBA-V missions, which have a combined flight history of 50 years without failure.

Please turn to slide 17.

Turning to advancing venture optionality, Redwire is excited to announce our upcoming Golden Balls investigation, which is looking into the production of gold nanospheres, a high potential, space-enabled product for biomedical applications including managing cancer or other diseases. There is an existing market for gold nanospheres, and by producing them in space during this investigation, Redwire aims to yield higher quality, more uniform gold nanospheres.

In addition to the Golden Balls investigation, Redwire also has several other payloads expected to launch in the coming months, including four additional PIL-BOXes, building on the success of the 28 PIL-BOXes launched to date.

Please turn to slide 18.

Finally, when it comes to executing accretive M&A, as many of you know, in January 2025, Redwire announced that it had signed an agreement to acquire Edge Autonomy. This transaction is expected to transform Redwire into a global leader in multi-domain autonomous technology, broadening its portfolio of mission-critical space platforms to include combat-proven autonomous airborne platforms. This transaction is expected to close during the second quarter of 2025.

Please turn to slide 19.

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Now let's turn the focus towards the combination of Redwire and Edge Autonomy platforms. Edge Autonomy is a leader in providing field proven, innovative autonomy and uncrewed airborne systems, advanced optics, and resilient energy solutions, and currently brings two airborne platforms to market, the VXE30 series, an airborne platform focused on the US market, and the Penguin series, which is focused on the high potential European defense market as well as the global UAS market.

Redwire is a leading provider of space-based platforms to national security, civil, and commercial customers, and currently brings five space-based platforms to market. By combining with Edge Autonomy, we extend our platform strategy to become multi-domain. Multi-domain capability is critical to our national security customers as they start moving towards the future of advanced warfighting concepts such as the Joint All-Domain Command and Control, or JADC2, strategy.

Like our customers, we believe in a future where autonomous space and airborne vehicles collaborate during multi-domain operations that deliver a strategic advantage. Therefore, this combination provides competitive differentiation by supporting integrated missions from the surface of the Earth to the surface of the Moon, Mars, and beyond.

Please turn to slide 20.

The broad benefits of this transformational transaction can be categorized into three key areas: technical, operational, and financial. Starting with the technical benefits of the combination, Edge Autonomy systems leverage similar operational technology such as avionics, optical sensors, computer vision, AI, and autonomy software. And like Redwire, Edge Autonomy brings proven flight heritage. As a result, these technologies are already in production.

Moving to the operational benefits of the combination, combining autonomous airborne and space platforms will meet customer mission requirements for multi-domain operations. Redwire's satellites and Edge Autonomy airborne vehicles are designed for similar missions such as intelligence collection and communications, to name a few. Further, Redwire and Edge Autonomy have complementary geographic operations and paths to growth, especially in Europe where space and defense markets are forecasted to grow.

Finally, with respect to financial, we expect the combination with Edge Autonomy to accelerate growth across key financial metrics with the added scale driving operating leverage in cash flows and to position Redwire with a stronger balance sheet and enhanced credit quality.

I speak for the entire team when I say that we couldn't be more excited to welcome the Edge Autonomy team to Redwire, and I look forward to building a multi-domain defense tech company together.

Finally, please turn to Slide 21 for a brief discussion of the outlook for 2025. As part of the announcement of our combination with Edge Autonomy, we provided a financial forecast for fiscal year 2025 as if the transaction closed on January 1, 2025, and we are reaffirming that forecast at this time. To reiterate, taking the sum of the standalone full year fiscal 2025 forecast for Redwire and Edge Autonomy, Redwire is forecasting full year 2025 combined revenue to be in the range of $535 million to $605 million, which represents a 52.9% compound annual growth rate from FY '23 to FY '25 revenue at the midpoint.

In addition, we expect the added scale from the combination with Edge Autonomy will significantly increase operating leverage and cash flow. As a result and taking the sum of the standalone full year 2025 forecast for Redwire and Edge Autonomy into account, Redwire is forecasting full year combined Adjusted EBITDA to be

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between $70 million and $105 million, which represents a 138.8% compound annual growth rate from FY '23 to FY '25 Adjusted EBITDA at the midpoint.

It is important to note that these numbers are intended to be conservative and do not include run rate synergies but actually do include continued investments and expenses, including integration planned in FY '25. Even taking these investments into account, we expect the combined company to be Free Cash Flow positive in 2025. Further, the transaction consideration positions Redwire to have a significantly stronger balance sheet with enhanced credit quality as a result of better operational and financial scale.

Please turn to Slide 22.

With that, I want to thank the entire Redwire team for their contribution to our results during 2024, a truly global effort. We believe 2024 was a transformational year for Redwire as we balanced top-line and bottom-line performance. In 2024, we capitalized on our solid foundation as a merchant supplier of critical space subsystems and components to transform into a strategic platform provider with soon-to-be two uncrewed airborne systems and five spacecraft to fuel our future expansion. We believe, with the acquisition of Edge Autonomy, we are well positioned and stronger than ever and look forward to an exciting 2025.

We will now open the floor for questions.

Operator
Thank you. We will now be conducting a question-and-answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two to remove yourself from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. We ask that you please limit yourself to one question and one follow up question. One moment please while we poll for your questions.

Our first questions come from the line of Greg Konrad with Jefferies. Please proceed with your questions.

Greg Konrad
Good morning.

Peter Cannito
Hey, Greg.

Greg Konrad
Maybe just to start on the guidance, I mean, appreciate the proforma guidance, but any insight into underlying Redwire organic growth? I mean, just given the wide proforma range, how much of that is timing of the deal versus other swing factors, and maybe what are the main drivers of the top and bottom end of the range?

Jonathan Baliff
Let me take that, Greg. So, look, we're giving you actually a full year as if the deal was closing on December 31st, and it's a combined forecast range. As we get closer to giving proforma information out on a US GAAP basis as we approach the end of the first quarter and in the second quarter, you'll get more information to understand that. But again, we're giving you everything you need to understand on a combined forecast for revenue and EBITDA.

Now let's just talk about the growth rates. If you look at the growth rates for Redwire, especially these last three years, we've grown at roughly between 15% and 25% revenue growth, and that's pretty much on an organic basis. If you look at Edge Autonomy over their period of time and even not going back too far, but the

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last couple of years, they've grown between 20% and 30% organically. The combined business, even without synergies, should be able to grow around 20% organically without further additions.

And so when we look at '25, which is still somewhat of a transition year for both companies as large contracts are still being formed and the companies themselves are bidding on especially a lot of European space and defense, we feel confident, and that's why we're giving this range. But it's fairly wide because, especially on the space side, of the nature of our business. So hopefully, that answers your question or at least gives you more detail.

Greg Konrad
And then maybe just combining the EACs and cash, first on the EACs, I mean, how do you think about those trending into 2025? And then just on cash, you had a good Q4, good working capital release. I mean, how do you think about all of that rolling into Free Cash Flow conversion in 2025, just given some of the investments that you've talked about?

Peter Cannito
Good question, Greg. I'll address the EACs, and then I'll turn it over to Jonathan to talk about cash impact. So as you know, when you're first starting out bidding a program, some of the nature of the firm fixed price, that bid that we are bidding when we break into a new market have some non-recurring engineering associated with them as you develop these new technologies that, in some cases, have never been built before. And as a result, as you move through those, as part of the growing pain of entering these new markets and introducing these new technologies, you sometimes run into these replanning on the programs that result in the EAC in an unfavorable EAC that pushes the revenue out into a future period while keeping the cost in the same period, thus having an impact both on revenue and the bottom line.

The goal is to continue to refine our bid processes and where possible to include more management reserve to reduce the total impact of the EACs, but also, as you move from early non-recurring engineering when these technologies are first being developed and proven, after you get the flight heritage, you move into production, and then those revenues should be a lot more predictable and stable, and you'll see the EACs tail off over time.

Jonathan, you want to talk a little bit about the cash?

Jonathan Baliff
My comments agree with everything Pete said. Again, transformational year, but not without growing pains, and this is an example of growing pains. Let me just re-emphasize, no one at Redwire is happy about these net EAC unfavorable adjustments. But we're in essence trying to do better on a total revenue basis, and you're seeing from a percentage standpoint still pretty low compared to our peers. But when we look at the future, we're meant to be neutral on our EACs as we move forward with a number of tools at hand that Pete just talked about.

Peter Cannito
I think as you pointed out, the cash flows were positive despite the EACs because they don't have a direct cash impact on the period that they're recorded.

Jonathan Baliff
That's right.

Greg Konrad
Thank you.

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Operator
Thank you. Our next questions come from the line of Scott Buck with H.C. Wainwright. Proceed with your questions.

Scott Buck
Hey, good morning, guys. Thanks for taking my questions. Pete, it sounds like a full year '25 revenue guide, there are some potential benefits from combining the businesses that are not fully captured in the guidance. Could we get some additional color on what those synergies look like?

Peter Cannito
Great question, and you're right. As I pointed out, we took a conservative approach and didn't put revenue synergies in there, but the fact of the matter is is we have a really strong presence geographically that align between the two companies with major engineering centers in Belgium and Latvia and a new office for expansion in Poland. And so there's opportunities there, right? There's opportunities to go into Ministry of Defense customers on the revenue side that are either buying spacecraft now and are looking for opportunities to acquire UAS systems from a trusted supplier, or vice versa, countries that are currently buying UAS capabilities from Edge Autonomy that are very interested in expanding in space. So that's an example.

You can also obviously do all the traditional play books when you look at M&A, in terms of consolidating manufacturing capabilities, not only in Europe but also in the US. But we think that the growth is the real story here, the organic, intrinsic growth that both of these organizations have demonstrated over the last three years, and that's what we're forecasting. So any additional revenue synergies that we squeeze out above any of the costs associated with integration will just be additional upside.

Scott Buck
Great. I appreciate. And then my second one, can you just remind us what Edge's pipeline looks like on a standalone basis?

Jonathan Baliff1
Sure. So we gave some description of that when we announced the transaction back in January. Their pipeline is different than ours. They have fleets of their Stalkers and Penguins out there in which they do fleet replacement, fleet upgrades and a number of other aspects that mirrors a bit more like commercial aerospace. So their programs of record, although growing, is about $100 million is what we disclosed for '23. We'll give more updates, but their sales cycle is very short, right? They generally are a much more mature company, and so a lot of their customers will buy to increase those fleets. And that's in essence their competitive advantage because it's hard to replace the fleets for their especially DOD and MOD customers. And as those expand, then you get almost like a annual recurring revenue that happens as part of both the expansion, replacement, and upgrades.

But it's about $100 million right now, and again, they are bidding in the future on very, very large projects, also, so we do expect that to grow.

Pete Cannito
So, Jonathan highlights a key point here that -- I talked about the benefits of this transaction in the context of technical, operational and financial. And on the financial side, one of the things we're really excited about is the UAS market is just a more mature industry than space is right now, so it looks different. It has this fleet
1 For reader clarification, this answer relates to what Redwire would refer to as Backlog for Edge Autonomy.

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replacement aspect to it that is much more predictable, fewer EACs, etc. And that's very complimentary to Redwire, which is in a less mature industry that tends to have a lot of this non-recurring engineering.

So if you think about it, when you walk into a Redwire facility, you'll see a lot of engineers and technicians working on a single spacecraft that is standardized but is highly bespoke for the particular customer mission in there. And that has to do with the maturation of the industry, whereas in the UAS industry, these are things that are being moved off of a production line, much more like in the automotive industry.

So it's very complementary. You have lower backlog because the sales cycles are smaller compared to the multi-year contracts that you get in a space contract, but they're complementary in the sense that they have less of that variability associated with doing technological things that have never been done before. And we think that's going to smooth things out for us over time.

Jonathan Baliff
And just to add one thing, Scott, briefly, is their pipeline also is changing quickly with the European defense environment, that dynamic environment increasing. And so we'll be giving more information about the pipeline, especially in Europe, over the over the coming months.

Scott Buck
Great. I appreciate the added color there, guys, and looking forward to '25.

Pete Cannito
Thank you.

Operator
Thank you. Our next questions come from the line of Brian Kinstlinger with Alliance Global Partners. Please proceed with your questions.

Brian Kinstlinger
Great. Thanks so much. With the new administration's clear positioning in Ukraine, or unclear for that matter, are there any changes you expect for Edge's Ukraine-related revenue compared to your previous internal expectations? And then maybe touch on the overall budgetary environment in the US and procurement cycle for the Redwire business.

Peter Cannito
Hey, Brian. How are you? Good question, as usual. So talking about the Ukraine first, first and foremost, we took a very conservative position on forecasting the Ukraine portion of Edge's future revenue. And if you go back to the presentation that we did -- and I believe we 8-K’ed some information on this, as well -- we put out some detail on our conservative approach.

However, I would like to highlight, whether -- we all hope for peace in the Ukraine. And -- but whether peace happens tomorrow or not, we're still -- see real opportunity because any peace in the Ukraine will likely, based on the current discussions that we're tracking, result in some sort of demilitarization zone or peacekeeping effort. And the way you're going to -- we believe that that is going to be executed is using drones as a surveillance capability to monitor to peace or to potentially monitor a persistent really indefinite, at least for the near future, demilitarization zone.

So again, regardless of what happens in the Ukraine, we feel we're protected to the downside because we took a very conservative approach in forecasting Edge's revenue. And like I said, there's more details out there

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that we've put out. But we also see peace in Ukraine as not being a standstill or a total stop, possibly even an opportunity for peacekeeping drone technology, as well.

In terms of the continuing resolution and everything that's going on in the government, this is actually not unknown territory for companies like Redwire. Those of us who have been around for many years doing this actually lived through sequestration. And the fact of the matter is, is that because of the large, oftentimes multi-year contracts that we have, typically, companies like Redwire or defense contractors in general, or federal contractors in general, can weather short-term, even government shutdowns. Hopefully it doesn't come to that, because we continue to work on our contracts.

And as far as delays, as far as we've heard from the government, we haven't heard about any delays on our procurements, any of our major procurements yet. In many cases, we're a supplier, and the orders continue as prime contractors continue to execute. But I think it's too early to say right now, based on where the political process is, for us to make any predictions about the long-term impact on that.

Jonathan Baliff
Financially, Brian, we're very protected. We've got record liquidity. We spent some money, obviously, in 2024 but had it more than covered. And again, we have some level of discretion over our spending, but we feel in a really good position.

Brian Kinstlinger
Great. My follow-up is, you talked about larger programs, $100 million dollar plus total contract value. Does the competitive landscape change who you're competing with, essentially, on these larger programs? And then just a quick numbers question with the warrant redemption that you mentioned, can you update us on the share count? Thanks so much.

Peter Cannito
Sure. Yes, the competitors can change. Although, in Europe, we've already been functioning as a prime in many cases. So I think over in Europe, our competitive landscape won't shift materially, but yes, when we choose to prime. However, I will say that our prime strategy is very selective. Being a merchant supplier in many of the existing architectures is already foundational to Redwire.

So our prime strategy is to look at areas where there's white space, where there is no clear leader already, and where we can offer a future technology through our platforms that isn't currently being done. And the example I'll give is in VLEO. Rather than attacking the proliferated LEO market, we're trying to do a leap-ahead into what we think is the future of hybrid orbit architectures to include VLEO. And in that particular case, because of our technological differentiation, the competitive landscape is really a small handful of people that are trying to build that market.

In terms of the share count, Jonathan, do you have that?

Jonathan Baliff
Sure. So as of Friday, concerning the redemptions, the total share count as of Friday, which we'll disclose in our 10-K, 75,573,294 shares.

Brian Kinstlinger
Thank you so much.

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Operator
Thank you. Our next questions come from the line of Griffin Boss with B. Riley Securities. Please proceed with your questions.

Griffin Boss
Hi. Good morning, and thanks for taking my questions. So I just want to start out on bookings. I understand, obviously bookings are lumpy, but this is the first time, I believe, that I recall since going public, that LTM book-to-bill fell below one. So just given the magnitude of your bids submitted, the $1.2 billion in the quarter, $4.1 billion on the year, can you talk about how many of those bids maybe are still outstanding today? Are you seeing longer contract award cycles? Are you losing more bids than historically? Any context around that would be helpful.

Peter Cannito
Bids, pipeline and backlog are this constant back and forth depending on whenever you snap the chalk at Redwire, right? So we're obviously constantly trying to move things from pipeline into backlog, but something can move from pipeline into backlog pretty quickly, especially from the bids submitted number. So I think we kind of look at them as combined factors, to look at when we do our revenue forecasting to substantiate it. And right now, although you're correct that our current book-to-bill is below, you can see that on the pipeline side, it's fairly large.

So I think what we'd like to see occur in the next quarter is for more of those bids to move out of submitted and into backlog. But I don't think we have enough data to say that that is anything other than a timing perspective. I wouldn't lean forward and say that we see any changes in terms of government procurement timelines as of yet. It just seems to be where each of these different bids are in the process. Certainly, some people point to the holidays as being a slow period, but again, that's just speculation.

I don't know. Jonathan, do you want to add anything?

Jonathan Baliff
I'd just say, Griffin, the wide range that we use $535 to $605 takes some of this into account, because again, it's a longer sales cycle for the current bids outstanding. And there are no doubt that they're larger bids too, but that's kind of how we'll disclose it right now and we'll give you updates.

Griffin Boss
OK. Fair enough. Thanks for that. And just second one for me. Given that we're just a few weeks away from the end of the first quarter, is there any sort of directional guidance you could give for the first quarter? Obviously, I know you didn't provide it, but directionally could be helpful, I think, for us to understand kind of the cadence looking into the year now that we're almost through the first quarter.

Peter Cannito
Well, no, obviously we don't give quarterly guidance. And I think if you look at what we're doing, right now, we're hyper focused on closing on Edge Autonomy, which will materially change the overall profile. So I think stand by and once we close, we'll have some additional information on the remainder of the year that Jonathan referenced earlier.

Griffin Boss
OK. All right. Thanks, Pete.

Peter Cannito
Thank you.

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Operator
Thank you. Our next questions come from the line of Suji Desilva with Roth Capital Partners. Please proceed with your questions.

Suji Desilva
Hi, Pete. Hi, Jonathan. So just to understand the combined--yeah. Hi, guys. Just understand the combined company guidance for the full year. You said it's conservative. I just want to understand maybe there's a percent of backlog coverage you're using this year going into '25 versus what you've done with Redwire guidance, full year guidance in the past years, that might be helpful to understand how much higher backlog coverage is, maybe this year as an element of conservatism?

Peter Cannito
Let me take that. Let me try to give you some additional color on how we come up with these forecasts. We do, basically, a line-by-line look at each opportunity in the pipeline, while also taking a look at the backlog. And of course, the pipeline is weighted based on what we call PGo, probability of that the procurement is going to go forward, and PWin, which is our probability of a win.

So we go line-by-line on that, and we look at the different probabilities, and we bring in a number of different experts to give us additional insights. And it's really a bottoms-up build up. And then we look at macro factors, like saying, OK, what if the war in Ukraine ends, or how much do we want to really lean into war-related revenues. Which as I stated, was not a lot. We wanted to make sure that we were conservative there. And that's how we come up with these forecasts.

We also take a look at a little bit on our burn rates, and we try to make a forecast based on looking at where we are in terms of each one of the projects we're at, and that can kind of give you a good idea of how much your revenue is going to come from backlog. But it's not as simple as having a heuristic percentage of pipeline and backlog that moves in. We actually get into the nitty-gritty of looking at, well, this one is expected to be awarded in March, and it's this size, and it has this probability of occurring and us winning, and that would give us a certain run time, and we build out a number of spreadsheets on that. So as a result of that kind of detailed bottoms-up approach for forecasting, I can't give you a high-level, heuristic number to use for what I think you're looking for.

I don't know. Jonathan, do you have anything?

Jonathan Baliff
We have given an ability for investors and analysts to look at our average contract length, which in Redwire, that is very known and knowable, that we're plus two years. And so then you can kind of use that as a way to look at also at least our disclosed backlog. When we get closer to closing, and then other information concerning Edge Autonomy, we'll give how to look at them, and then as a combined basis. But Pete gave a really good overview there, Suji.

Suji Desilva
OK. Great. Appreciate the discussion of the probability-weighted to approach to pipeline there. And also on the lunar interplanetary mission opportunity, I think that cadence is going to pick up here. We already saw two missions this month. What is the opportunity for Redwire to expand its content there? It seems like cameras are your primary opportunity. Are we missing there's other elements, or there can be in the future? Any color would be helpful there. Thanks.

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Peter Cannito
Great question. So we've talked about Mason in the past, which is a program where we're building a technology to build landing pads on the moon. So that's an example of our lunar technology. Obviously, we're highlighting in this call, LightShip, our study for LightShip, so we're really excited about the fact that we're well-positioned and got the confidence of ESA to be one of the study members on looking at building a spacecraft to go to Mars. That's really, from an organization like ESA, to select a company like Redwire, and their confidence in our Hammerhead platform I think underscores the way we're thought of in terms of a competitive participant in future Mars exploration, in vehicles for future Mars exploration.

Of course, we have the cameras that you mentioned as well. And many of our vehicles, particularly Mako, are such that they have the wherewithal to be able to operate in cislunar. The other aspect of it that I'll point to is in terms of we've talked about our microgravity manufacturing in the past. We like to say, make it, don't take it. So we believe that there's a real opportunity for microgravity manufacturing, when you start looking at building out permanent lunar infrastructure, as well as, quite frankly, a venture to Mars, they're going to be very limited on the amount of material that they'll be able to bring. So having Redwire-like manufacturing capabilities on board could be something that could be mission essential. So we're looking at those kinds of things as part of our active participation in that community.

Suji Desilva
Great, Pete. Thanks. Great rundown. Very exciting. Thanks, guys.

Peter Cannito
Thank you.

Jonathan Baliff
Thanks, Suji.

Operator
Thank you. We have reached the end of our question-and-answer session. I would now like to turn the floor back over to Jonathan Baliff for any closing remarks.

Jonathan Baliff
So first, I want to thank all the institutional analysts, sell-side analysts for your questions. But before we conclude today's call, we'd like to actually, at Redwire, introduce a new initiative in which we will draw a question or two, today it'll be one, drawn from our retail investor community. And so today's question comes from our Reddit community, and this will be for both of us, but it's really for Pete. What percentage of Redwire's business is based in Europe and able to service the European Space and defense efforts, which we've been hearing a lot about these past number of weeks?

Peter Cannito
Thank you, Jonathan, clearly, based on the question we received from the analyst, the retail investor, is thinking along the same lines. I'm really excited, first of all, about this initiative and the ability to incorporate the voice of the retail investor into our earnings call. So from a technological standpoint, both Redwire and Edge Autonomy have platforms specifically focused on the overseas market, particularly the European market with Phantom and Hammerhead satellites.

For Redwire, obviously we're the platform for the ESA SkimSat, which is the premier VLEO program over in ESA, which has both civil, as well as potential defense application. And Edge Autonomy, has very notably the Penguin series of UAS that is currently a combat-proven platform operating In Ukraine, as we've discussed. From an operational viewpoint, both Redwire and Edge Autonomy have significant physical footprints in

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Europe to serve our European and international customers. Redwire has a large engineering facility in Belgium. We have an engineering facility in Luxembourg and recently announced our expansion in Poland. And Edge Autonomy has facilities in Latvia, and as of January 2025, a very small facility in the Ukraine.

So given that our products are produced for European customers in Europe, we don't have any anticipated tariff risks, because the products that are built for the European market are produced in our European facilities. So we're well-positioned to take advantage of any trends that may emerge in Europe as a result. From a financial perspective, for full year 2024, we had $153.8 million or 50.6% of Redwire's revenue based on the location of where our customer came from. So even if it was produced in the US, the customer was in Europe, which represented 117.1% increase over 2023 revenues of $70.8 million. And as we previously disclosed for FY '23, which is the most recent audited numbers we have, approximately 57% of Edge Autonomy's revenue was derived from international defense customers. So obviously, Edge Autonomy is very well-positioned with their manufacturing facility in Latvia as well.

And finally, as has been widely discussed, why is this important? European defense budgets are slated to ramp up, and given the factors discussed above, we believe Redwire is well-positioned as we move into 2025, and beyond in those markets. So great question from our friends on Reddit, and we look forward to continued engagement with our retail investor community.

So with that, we appreciate everyone taking the time to listen today and go Redwire.

Operator
Thank you. This does conclude today's teleconference. We appreciate your participation. You may disconnect your lines at this time. Enjoy the rest of your day.

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Additional Information and Where to Find It
The definitive agreement entered into in connection with the proposed business combination described herein and a summary of material terms of the transaction will be provided in a Current Report on Form 8-K or Schedule 14A to be filed with the Securities and Exchange Commission (the “SEC”). Redwire will file with the SEC a proxy statement relating to a special meeting of Redwire’s stockholders (the “proxy statement”). STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REDWIRE, EDGE AUTONOMY, THE TRANSACTION AND RELATED MATTERS. Stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by the parties on investor relations section of Redwire’s website at redwirespace.com.

Participants in the Solicitation
Redwire and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Redwire in respect of the proposed business combination contemplated by the proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Redwire, respectively, in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Redwire’s directors and executive officers is contained in Redwire’s Annual Report on Form 10-K for the year ended December 31, 2023 and its Proxy Statement on Schedule 14A, dated April 22, 2024, which are filed with the SEC.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Use of Data
Industry and market data used in this communication have been obtained from third-party industry publications and sources, as well as from research reports prepared for other purposes. Redwire or Edge Autonomy have not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Statements other than historical facts, including, but not limited to, those concerning market conditions or trends, consumer or customer preferences or other similar concepts with respect to Redwire, Edge Autonomy and the expected combined company, are based on current expectations, estimates, projections, targets, opinions and/or beliefs of Redwire or, when applicable, of one or more third-party sources. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. In addition, no representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only, or that any profits will be realized. The metrics regarding select aspects of Redwire's, Edge Autonomy’s and the expected combined company’s operations were selected by Redwire or its subsidiaries on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Redwire's businesses, are incomplete, and are not necessarily indicative of Redwire’s, Edge Autonomy’s or their subsidiaries’ performance or overall operations. There can be no assurance that historical trends will continue.

Use of Projections
The financial outlook and projections, estimates and targets in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainty and contingencies, many of which are beyond Redwire’s or Edge Autonomy’s control. Neither Redwire nor Edge Autonomy’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the financial projections for purposes of inclusion in this communication, and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purposes of this communication. While all financial projections, estimates and targets are necessarily speculative, Redwire believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results for Redwire, Edge Autonomy and the combined company are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this communication should not be regarded as an indication that Redwire, or its representatives, considered or consider the financial projections, estimates or targets to be a reliable prediction of future events. Further, inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Forward-Looking Statements
Readers are cautioned that the statements contained in this communication regarding expectations of our performance or other matters that may affect our or the combined company’s business, results of operations, or financial condition are “forward-looking statements” as defined by the “safe harbor” provisions in the Private Securities Litigation Reform Act of 1995. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included or incorporated in this communication, including statements regarding our or the combined company’s strategy, financial projections, including the prospective financial information provided in this communication, financial position, funding for continued operations, cash reserves, liquidity, projected costs, plans, projects, awards and contracts, and objectives of management, the entry into the potential business combination, the expected benefits from the proposed business combination, the expected performance of the combined company, the expectations regarding financing the proposed business combination, among others, are forward-looking statements. Words such as “expect,” “anticipate,” “should,” “believe,” “target,” “continued,” “project,” “plan,” “opportunity,” “estimate,” “potential,” “predict,” “demonstrates,” “may,” “will,” “could,” “intend,” “shall,” “possible,” “forecast,” “trends,” “contemplate,” “would,” “approximately,” “likely,” “outlook,” “schedule,” “pipeline,” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements are not guarantees of future performance, conditions or results. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control.

These factors and circumstances include, but are not limited to: (1) risks associated with the continued economic uncertainty, including high inflation, supply chain challenges, labor shortages, increased labor costs, high interest rates, foreign currency exchange volatility, concerns of economic slowdown or recession and reduced spending or suspension of investment in new or enhanced projects; (2) the failure of financial institutions or transactional counterparties; (3) Redwire’s limited operating history and history of losses to date as well as the limited operating history of Edge Autonomy and the relatively novel nature of the drone industry; (4) the inability to successfully integrate recently completed and future acquisitions, including the proposed business combination with Edge Autonomy, as well as the failure to realize the anticipated benefits of the transaction or to realize estimated projected combined company results; (5) the development and continued refinement of many of Redwire’s and the combined company’s proprietary technologies, products and service offerings; (6) competition with new or existing companies; (7) the possibility that Redwire’s expectations and assumptions relating to future results and projections with respect to Redwire or Edge Autonomy may prove incorrect; (8) adverse publicity stemming from any incident or perceived risk involving Redwire, Edge Autonomy, the combined company, or their competitors; (9) unsatisfactory performance of our and the combined company’s products resulting from challenges in the space environment, extreme space weather events, the environments in which drones operate, including in combat or other areas where hostilities may occur, or otherwise; (10) the emerging nature of the market for in-space infrastructure services and the market for drones and related services; (11) inability to realize benefits from new offerings or the application of our or the combined company’s technologies; (12) the inability to convert orders in backlog into revenue; (13) our and the combined company’s dependence on U.S. and foreign government contracts, which are only partially funded and subject to immediate termination, which may be affected by changes in government program requirements, spending priorities, or budgetary constraints, including government shutdowns, or which may be influenced by the level of military activities and related spending with respect to ongoing or future conflicts, including the war in Ukraine; (14) the fact that we are and the combined company will be subject to stringent economic sanctions, and trade control laws and regulations; (15) the need for substantial additional funding to finance our and the combined company’s operations, which may not be available when needed, on acceptable terms or at all; (16) the dilution of existing holders of our common stock that will result from the issuance of additional shares of common stock as consideration for the acquisition of Edge Autonomy, as well as the issuance of common stock in any offering that may be undertaken in connection with such acquisition; (17) the fact that the issuance and sale of shares of our Series A Convertible Preferred Stock has reduced the relative voting power of holders of our common stock and diluted the ownership of holders of our capital stock; (18) the ability to achieve the conditions to cause, or timing of, any mandatory conversion of the Series A Convertible Preferred stock into common stock; (19) the fact that AE Industrial Partners and Bain Capital have significant influence over us, which could limit your ability to influence the outcome of key transactions; (20) provisions in our Certificate of Designation with respect to our Series A Convertible Preferred Stock may delay or prevent our acquisition by a third party, which could also reduce the market price of our capital stock; (21) the fact that our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of our other outstanding capital stock; (22) the possibility of sales of a substantial amount of our common stock by our current stockholders, as well as the equity owners of Edge Autonomy following consummation of the transaction, which sales could cause the price of our common stock and warrants to fall; (23) the impact of the issuance of additional shares of Series A Convertible Preferred Stock as paid-in-kind dividends on the price and market for our common stock; (24) the volatility of the trading price of our common stock and warrants; (25) risks related to short sellers of our common stock; (26) Redwire’s or the combined company’s inability to report our financial condition or results of operations accurately or timely as a result of identified material weaknesses in internal control over financial reporting, as well as the possible need to expand or improve Edge Autonomy’s financial reporting systems and controls; (27) the possibility that the closing conditions under the merger agreement necessary to consummate the merger between Redwire and Edge Autonomy will not be satisfied; (28) the effect of any announcement or pendency of the proposed business combination on Redwire’s or Edge Autonomy’s business relationships, operating results and business generally; (29) risks that the proposed business combination disrupts current plans and operations of Redwire or Edge Autonomy; (30) the ability of Redwire or the combined company to raise financing in connection with the proposed business combination or to finance its operations in the future; (31) the impact of any increase in the combined company’s indebtedness incurred to fund working capital or other corporate needs, including the repayment of Edge Autonomy’s outstanding indebtedness and transaction expenses incurred to acquire Edge Autonomy, as well as debt covenants that may limit the combined company’s activities, flexibility or ability to take advantage of business opportunities, and the effect of debt service on the availability of cash to fund investment in the business; (32) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (33) costs related to the transaction; and (34) other risks and uncertainties described in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and those indicated from time to time in other documents filed or to be filed with the SEC by Redwire. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us. If underlying assumptions to forward-looking statements prove inaccurate, or if known or unknown risks or uncertainties materialize, actual results could vary materially from those anticipated, estimated, or projected. The forward-looking statements contained in this communication are made as of the date of this communication, and Redwire disclaims any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on forward-looking statements.

Non-GAAP Financial Information
This communication contains financial measures that have not been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). These financial measures include forecasted Adjusted EBITDA and Free Cash Flow for Redwire assuming completion of the acquisition of Edge Autonomy.

Non-GAAP financial measures are used to supplement the financial information presented on a U.S. GAAP basis and should not be considered in isolation or as a substitute for the relevant U.S. GAAP measures and should be read in conjunction with information presented on a U.S. GAAP basis. Because not all companies use identical calculations, our presentation of Non-GAAP measures may not be comparable to other similarly titled measures of other companies. We encourage investors and stockholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. As soliciting material that is filed pursuant to Rule 14a-12, this communication is exempt from the requirements of Regulation G and Item 10(e) of Reg. S-K with respect to Non-GAAP financial measure disclosure.

Adjusted EBITDA is defined as net income (loss) adjusted for interest expense, net, income tax expense (benefit), depreciation and amortization, impairment expense, transaction expenses, acquisition integration costs, acquisition earnout costs, purchase accounting fair value adjustment related to deferred revenue, severance costs, capital market and advisory fees, litigation-related expenses, write-off of long-lived assets, gains on sale of joint ventures, equity-based compensation, committed equity facility transaction costs, debt financing costs, and warrant liability change in fair value adjustments. Free Cash Flow is computed as net cash provided by (used in) operating activities less capital expenditures.

We use Adjusted EBITDA to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. We use Free Cash Flow as a useful indicator of liquidity to evaluate our period-over-period operating cash generation that will be used to service our debt, and can be used to invest in future growth through new business development activities and/or acquisitions, among other uses. Free Cash Flow does not represent the total increase or decrease in our cash balance, and it should not be inferred that the entire amount of Free Cash Flow is available for discretionary expenditures, since we have mandatory debt service requirements and other non-discretionary expenditures that are not deducted from this measure.